SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Names of the candidates appointed by the non-controlling shareholder to the Board of Directors as substitutes

Rio de Janeiro, June 12th, 2015 - Petróleo Brasileiro S.A. - Petrobras releases the names of the candidates appointed by the non-controlling shareholder to the Board of Directors as substitutes. Elections will take place at the upcoming Extraordinary Shareholders Meeting to be held on July 01st, 2015 and if its approved in this General Meeting, statutory reform to establish that members of Board of Directors will have substitutes.

Shareholders Guilherme Affonso Ferreira and Hermes Investment Management appointed as substitute the following candidates:

Candidate	Position
Francisco Petros Oliveira Lima Papathanasiadis	Member of the Board of Directors (substitute of Walter Mendes de Oliveira Filho)
Gustavo Rocha Gattass	Member of the Board of Directors (substitute of Guilherme Affonso Ferreira)

Find below the resumes of the appointed candidates:

Francisco Petros Oliveira Lima Papathanasiadis, specialized lawyer in the corporate area and capital markets by Mackenzie University and economist graduated from PUC-São Paulo, post-graduated in Finance (MBA) from IBMEC (Brazilian Institute of Capital Market), having participated in numerous courses in finance and economy, corporate governance and market regulation, in Brazil and abroad. He worked for 25 years in Asset Management and Corporate Finance. He held the position of President of the APIMEC- SP and Chairman of the Supervisory Board of Capital Market Analysts, established by CVM - Brazilian Securities and Exchange Commission.

Gustavo Rocha Gattass, economist graduated from PUC-RIO. He was a partner of BTG Pactual, where he headed the bank’s equity research team and acted as the lead analyst for the Oil and Gas sector in LatAm from 2009 to May 2015. Previously, he held the same position at UBS Pactual (2006/2009).  He was also the Oil & Gas and Utilities equity analyst at UBS (2000-2006), having worked as an associate analyst of these sectors for UBS and ICATU (1996-2000). The Institutional Investor Magazine recognized Gustavo Gattass as one of LatAm’s and Brazil’s top three analysts in the sectors of coverage over the course of the last ten years. The equity research team has also been recognized as one of the top three equity research houses in LatAm and Brazil over the course of the last years.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.